CODE OF BUSINESS CONDUCT AND ETHICS

Purpose

Leading Brands, Inc. and its subsidiaries (collectively, “LBI” or the “Company”) are committed to conducting business in a manner that follows the highest ethical standards and complies with all applicable laws. This Code of Business Conduct and Ethics (the “Code”) has been adopted by the Company, in accordance with applicable legislation, to provide written standards and guidance to the Company’s directors, officers and employees (collectively, the “Covered Persons”) to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	fair dealing with the Company’s shareholders, customers, suppliers, competitors and employees;

•	compliance with applicable governmental laws, rules and regulations;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, securities commissions, stock exchanges or regulatory authorities, and in other public communications made by the Company;

•	the prompt internal reporting of violations of the Code to the appropriate person or persons identified in this Code; and

•	accountability for adherence to the Code.

This Code summarizes the principles and policies that we use to guide our conduct as representatives of the Company and provides that we will act ethically and in compliance with legal requirements in all jurisdictions where we operate.

This Code is general in nature and does not specifically address every potential form of unacceptable conduct. It is expected that Covered Persons will exercise good judgment and common sense in compliance with the principles set out in this Code. Each Covered Person has a duty to avoid any circumstance that would violate the letter or spirit of this Code.

Application

This Code applies to everyone in the Company, at all times and everywhere that we do business. It will be reviewed annually by the board of directors and supplemented as required from time to time.

Compliance with Laws, Rules and Regulations

LBI is committed to comply with the laws, rules and regulations that apply to its business activities. These laws are both numerous and complex.

All Covered Persons should understand those laws that apply to them in the performance of their jobs and take steps to ensure that the Company’s operations with which they are involved are conducted in conformity with those laws. Each Covered Person is personally responsible for complying with the law and is expected to ask for advice when there is uncertainty.

Senior management of the Company, or the Company’s Audit Committee, must be informed immediately of any matters coming to the attention of a Covered Person which could adversely affect the reputation of the Company, including inquiries and informal or formal investigations by governmental authorities. The Company requires that its Covered Persons be candid and cooperate fully with its external auditors and attorneys.

Following are some general examples of laws and policies that must be observed. This list is not all encompassing.

Confidential Information

Covered Persons will, during the course of their relationship with LBI, have access to confidential information relating to the Company and its business. Confidential information includes any information that has not been made available to the public that might be of use to competitors or harmful to the Company or its customers if disclosed. It also includes important non-public information about firms with which the Company has dealings, including customers and suppliers. Confidential information is a valuable asset, and protecting that information is an important obligation of all Covered Persons.

Confidential information must not be disclosed to anyone (including other LBI personnel) who is not authorized to receive it. Confidential information should never be discussed in public places such as elevators, public transportation or restaurants. In addition, documents, computers and work areas should be properly secured to prevent unauthorized access.

Discussing or exchanging information that is competitively sensitive is prohibited. Covered Persons who participate in trade associations, or who have routine contacts with competitors, must be especially careful not to divulge this type of information.

Conflicts of Interest

A conflict of interest exists when a Covered Person’s personal interests interfere with, or give the appearance of interfering with, the interests of the Company. Covered Persons are expected to use good judgment and common sense to avoid actual or apparent conflicts between private interests and those of the Company, including receiving improper personal benefits as a result of their position, regardless of whether such benefits are received from the Company or from a third party. In addition, Covered Persons may not use corporate assets, information, or their position for personal gain.

It is difficult to identify exclusively when a conflict of interest may arise. Conflicts of interest may manifest themselves in many ways and may reach farther than just the Covered Person. Many conflicts arise as a result of situations involving family members of Covered Persons. For this reason, Covered Persons must avoid any situation in which their independent business judgment might appear to be compromised.

Covered Persons are prohibited from:

•	taking for themselves personally business opportunities that are discovered through the use of LBI property, information or position;
•	using LBI property, information or position for improper personal gain; and
•	competing with LBI.

Each Covered Person is responsible for taking appropriate action to eliminate or prevent such conflict or appearance of a conflict. All questions or concerns about potential conflicts of interest, including reporting and disclosure of the situation, should be addressed to the appropriate level of management, or the Audit Committee.

Disclosure

As a publicly traded company, LBI has a duty to comply with all applicable laws and regulations with respect to accuracy in the information it reports to the securities commissions, stock exchanges, regulatory authorities, and the public.

The CEO, CFO, Corporate Controller, and Director of Corporate Affairs, among others, have a supervisory role with respect to the preparation of the Company’s public communications and reports, and are responsible for taking all steps reasonably necessary to cause the disclosure in these documents to be full, fair, accurate, timely and understandable. Any Covered Person who has a role in the Company’s financial or operating reporting and disclosure process has an obligation to discharge his or her responsibilities diligently pursuant to applicable law, regulations and listing requirements.

Covered Persons are prohibited from knowingly misrepresenting, omitting, or causing others to misrepresent or omit material facts about the Company to others, whether within or outside the Company.

Accuracy and candor is critical to the financial health of the Company. Any Covered Person who becomes aware of inaccuracies contained in the Company’s reports and public statements, shall promptly report such inconsistencies to the Company’s Audit Committee and general counsel.

Environment, Health and Safety

LBI is committed to managing and operating its assets in a manner that is protective of human health and safety and the environment. In conducting its operations, LBI will attempt to minimize environmental impact through sound environmental management practices that meet or exceed government standards.

Financial Controls and Records

The Company is required by laws, rules and regulations to maintain and retain certain records and to follow specific guidelines in managing its records. Accurate and reliable records are essential for LBI to meet its legal and financial obligations and to manage its business. LBI’s books and records must reflect all business transactions in a complete, accurate and timely manner, and must conform to applicable legal and accounting requirements and to the Company’s system of internal controls.

Covered Persons are responsible and accountable for the accurate reporting of all transactions in which they are directly involved. Falsification of the Company’s records in any form is a violation of this Code.

Gifts and Other Benefits

It is essential to efficient business practices that all those who do business with LBI have access to LBI on equal terms. Covered Persons may not solicit or accept entertainment, gifts or benefits that grant or appear to grant preferential treatment to an organizations or individual, including payments made by or to immediate family members.

Covered Persons are expected to make decisions about the use or purchase of materials, equipment, consultants, advice, property, and supplies with the intent of receiving the best value for the Company.

No Covered Person shall attempt to gain privileges or special benefits through payment of bribes, kickbacks, extraordinary commissions, payments or other consideration.

Information Systems

LBI’s computer and information systems are valuable assets of the Company.

Consequently, their use must be in accordance with Company policies designed to protect the integrity of those systems and associated data.

No Covered Person shall illegally reproduce software. Covered Persons of the Company who make, acquire or use unauthorized copies of computer software are subject to civil and criminal penalties and possible dismissal.

Insider Trading

Covered Persons may not engage in transactions in any securities, whether of the Company or of any other public companies with which LBI does business, while aware of material, non-public information (so called “insider trading”). In addition, Covered Persons shall not communicate such material, non-public information to any person who might use such information to purchase or sell securities (so called “tipping”).

Material inside information is considered to be any fact or information that has not been disclosed to the public and that would influence a reasonable investor’s decision to buy or sell a company’s stock or other securities, or would reasonably be expected to have significant effect on the market price or value of such securities.

A Covered Person who comes into possession of material non-public information may not execute any trade in the securities of the subject company without first consulting with the Company’s counsel. In addition, a Covered Person should wait a minimum of two full trading days after the release of such material information to the public before effecting a trade in such securities.

Privacy

Information relating to a Covered Person’s medical, financial, employment, legal or personal affairs is confidential and may not be disclosed to anyone, inside or outside of the Company, without the Covered Person’s consent or unless required by law or regulation. Personal information is protected under applicable provincial, state and federal legislation.

Proprietary Information

In the performance of assigned duties, Covered Persons may develop ideas, formulae, inventions, designs, processes, trademarks or trade names, or create original works of authorship relating to the business of the Company (“Intellectual Property”). Covered Persons must protect as valuable assets any confidential and proprietary information developed by or entrusted to them.

All Intellectual Property, including any patents, inventions, or rights or authorship resulting from the work of LBI Covered Persons is the exclusive property of LBI.

Use of Company Assets

Company assets should be used only for the legitimate business purposes of the Company. Such assets include the Company name, Intellectual Property, confidential information, ideas, plans and strategies. Each Covered Person must account for the use of assets and property belonging to the Company, and is prohibited from the personal use of such assets or property, as well as the questionable or unethical disposition of Company assets or property. All Covered Persons should protect the Company’s assets and ensure their efficient use.

Duty to report Violations

Each Covered Person has the right and the responsibility to question or challenge situations in which he or she suspects that something improper, unethical or illegal is occurring. Covered Persons are expected to promptly report what they believe in good faith to be a violation of law or Company policy, whether accidental or deliberate, to senior management, general counsel, or the Company’s Audit Committee.

Confidentiality regarding those who make compliance reports and those potentially involved is maintained to the extent possible during a compliance investigation. No Covered Person will be penalized for making a good-faith report of violators of this Code, nor will LBI tolerate retribution, retaliation or adverse personal action of any kind against anyone making a good faith report of a potential violation of this Code or other illegal or unethical conduct. However, any Covered Person knowingly or recklessly providing false information may be subject to disciplinary action, up to and including dismissal. If a Covered Person reports a violation, and is in some way involved in the violation, the fact that the Covered Person came forward will be considered if and when corrective actions are taken.

Violations of any of the Code, or other illegal or unethical conduct, may subject a Covered Person to disciplinary action and may be considered grounds for dismissal. Failure to comply with certain of these policies may violate applicable laws and subject the Covered Person to criminal or civil liability or both. Because individual violations may also subject the Company to civil or criminal liability or the loss of business, the Company takes compliance measures seriously and works diligently to enforce them.

Waiver

The Company reserves the right to amend, waive or alter the policies set forth in this Code at any time. All amendments or waivers of the Code require the approval of the board of directors of the Company. Any waiver of the Code for executive officers or directors must be promptly disclosed in accordance with applicable securities regulations, including an explanation for the waiver.

ACKNOWLEDGMENT

I hereby acknowledge that I have read, understand and agree to conduct myself in the scope of my employment in accordance with the Code of Business Conduct and Ethics of Leading Brands, Inc. and its subsidiaries.

Signature:

Print Name:

Date: